EXHIBIT 99.1
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                                                  COMPTON PETROLEUM CORPORATION]


                                  NEWS RELEASE
FOR IMMEDIATE RELEASE                                          NOVEMBER 19, 2002

                      COMPTON ANNOUNCES CALLUM ACQUISITION

CALGARY, ALBERTA - Compton Petroleum Corporation (TSX: CMT) announced today that it has purchased a 50% interest in a 30 mmcf/d gas processing plant (28 mmcf/d current unutilized capacity) together with 7.2 Bcf of net proven reserves, 1 mmcfe/d of net production and a 50% interest in 95 contiguous sections of undeveloped lands in the Callum area of southern Alberta. The gas plant and lands are immediately west and south of Compton's developing deep, tight gas play at Hooker/Aphrodite.

The acquisition is consistent with Compton's strategy of expansion in its core areas and will also assist in alleviating the Company's constrained infrastructure in the area. Compton plans to build an eight inch pipeline from the Aphrodite area to Callum to facilitate production from the Aphrodite and south Hooker area. The Company anticipates the pipeline to be completed by late summer 2003.

Compton has recently increased the capacity of the existing Hooker gathering system from 40 mmcf/d to 55 mmcf/d through the installation of additional compression. The additional 15 mmcf/d of capacity is fully utilized and the Company is further expanding the pipeline system to increase capacity to 65 mmcf/d. This expansion is scheduled for completion in mid-December and the resulting increase in capacity will be utilized immediately as behind pipe production at Hooker is placed on-stream.

As a result of the expansion of the Hooker gathering system, the processing facilities at Mazeppa and Gladys will be operating at full capacity. This has further resulted in immediate plans for expansion of the Mazeppa infrastructure by August 2003.

The Callum plant purchase and expansion of the facilities and infrastructure at Mazeppa and Hooker will allow Compton to continue to aggressively drill and produce its large Basal Quartz discovery and up-hole gas in the Hooker/Aphrodite area.

The $13.6 million Callum acquisition is comprised of:

         o a 50% interest in a 30 mmcf/d gas plant (28 mmcf/d current unutilized capacity),

         o a 50% working interest in 95 sections of contiguous undeveloped lands,

         o net 7.2 Bcf of proven (10.4 Bcf risked established), deep tight gas reserves, as determined by the Company's independent engineers, and

         o        1 mmcfe/d of net production.


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This acquisition further demonstrates Compton's continued strategy of expansion in its core areas, access and control of infrastructure and a focus on deeper, tight natural gas formations.

Compton's extensive inventory of high quality, internally-generated prospects, combined with a natural gas focus positions the Company to continue its value creation strategy. With favourable natural gas market fundamentals, strong fourth quarter gas prices realized to-date, and the expiry of the majority of the Company's aggregator gas marketing contracts, Compton is well positioned to deliver long-term profitable growth.

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Compton Petroleum Corporation is a Calgary, Alberta based, independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company's common shares are listed and traded on The Toronto Stock Exchange under the symbol "CMT" and is included in both the S&P / TSX Composite Index and the TSX Mid-Cap Index.

For further information: Compton Petroleum Corporation, Ernie G. Sapieha, President & C.E.O. or Norm G. Knecht, V.P. Finance & C.F.O., Telephone: (403) 237-9400, Fax (403) 237-9410.

Website : WWW.COMPTONPETROLEUM.COM      Email: investorinfo@comptonpetroleum.com



CERTAIN INFORMATION REGARDING THE COMPANY CONTAINED HEREIN MAY CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF APPLICABLE SECURITIES LAWS. FORWARD-LOOKING STATEMENTS MAY INCLUDE ESTIMATES, PLANS, EXPECTATIONS, OPINIONS, FORECASTS, PROJECTIONS, GUIDANCE OR OTHER STATEMENTS THAT ARE NOT STATEMENTS OF FACT. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. THESE STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES AND MAY BE BASED ON ASSUMPTIONS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS. THE COMPANY'S FORWARD-LOOKING STATEMENTS ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THIS CAUTIONARY STATEMENT.